Maison Luxe, Inc.

1 Bridge Plaza, 2nd Floor

FORT LEE, NEW JERSEY 07024

July 15, 2024

VIA EDGAR

Rucha Pandit

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: Maison Luxe, Inc.
Post-Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 20, 2024
File No. 024-12409

Dear Ms. Pandit:

On behalf of the Company, I respectfully request that the qualification date of Post-Qualification Amendment No. 1 to the Offering Statement be accelerated and that it be declared qualified Monday, July 15, 2024, at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that Post-Qualification Amendment No. 1 to the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ ANIL IDNANI

Anil Idnani

Chief Executive Officer

Maison Luxe, Inc.